

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2022

Man Chung Chan
Chief Executive Officer
Bonanza Goldfields Corp.
37/F, Singapore Land Tower
50 Raffles Place
Singapore 048623

> **Re: Bonanza Goldfields Corp.**
> **Amendment No. 5 to Registration Statement on Form 10-12G**
> **Filed April 1, 2022**
> **File No. 000-53612**

Dear Mr. Chan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form 10-12G Filed April 1, 2022

Introductory Comment, page ii

1. We note your disclosure that you do not believe you are covered by any permissions requirements from the China Securities Regulatory Commission or Cyberspace Administration of China. Please revise to explicitly state whether you are subject to any other permissions or approvals from Chinese authorities to operate your business and to offer securities to foreign investors, and if so, disclose each permission or approval. Please also specifically reference the CAC regulations effective February 15, 2022 in the third paragraph and on page 23, where you continue to reference draft regulations.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note that your audit report covers the balance sheet as of December 31, 2021 and the related financial statements for the year ended. Please include an audit report that covers

the balance sheets as of December 31, 2021 and 2020 and the related financial statements for each of the two years then ended. Refer to Rule 8-02 of Regulation S-X. Please also amend your Form 10-K for the period ended December 31, 2021 accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Giugliano at 202-551-3319 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jenny Chen-Drake, Esq.